UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 17, 2005

Commission File Number: 000-05787

PowerDsine Ltd. (Translation of registrant's name into English)
1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [  ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On November 17, 2005, PowerDsine Ltd. (“PowerDsine”) announced in a press release that it reached a settlement in the litigation it commenced against Network-1 Security Solutions, Inc. (“Network-1”), originally filed on March 31, 2004 in the United States District Court for the Southern District of New York seeking declaration that the Remote Power Patent (US Patent No. 6,218,930) owned by Network-1 is invalid and has not been infringed by PowerDsine or its customers. Under the terms of the settlement, PowerDsine agreed to dismiss with prejudice the suit against Network-1 in exchange for certain relief from liability for PowerDsine and its customers.

A copy of this press release is annexed hereto as Exhibit 99.1.

The following document is attached hereto and incorporated by reference herein:

Exhibit 99.1.	Press Release, dated November 17, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PowerDsine Ltd.

By: /s/ Gershon Katz
Name: Gershon Katz Title: Chief Financial Officer
Date: November 17, 2005

Exhibit Index

Exhibit 99.1.	Press Release, dated November 17, 2005.